GMS CAPITAL CORP

GMS Capital Corp
3456 Melrose Ave.
Montreal, QC H4A2S1 CANADA
(514) 287-0103
Fax: (514) 938-6066

April 1, 2010

VIA EDGAR
Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Room 4561
Washington, D.C. 20549

File No. 333-162201 and File No. 000-53519

Re: GMS Capital Corp. Response to SEC comment letter dated March 30, 2010

Dear Ms. Jacobs,

We have reviewed your letter regarding our S-1/A and 10-K concerning the following comments.  Under each comment we have responded and have provided additional information to bring about a resolution of these matters.  At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

Form S-1

Summary Compensation Table, page 49

1.
We note that the annual salary allocated to Mr. Metrakos, your chief executive officer, has increased from $20,000 annually to $240,000 annually.  Given the significant increase from the prior year, please discuss the change in compensation for your chief executive officer and include any factors that describe how you arrived at this figure.  Further, tell us what consideration you have given to including disclosure regarding this commitment in Management’s Discussion and Analysis section.

Response

We have noted your comment and will update our disclosure in the 4th amendment on Form S-1/A to correct the figure to $20,000 annually.  A mis-type occurred during the review process prior to filing internally that caused an additional “4” to be wrongfully inserted into the compensation table in error on both the form 10-K for the Year Ended December 31, 2009 and the Preliminary Prospectus on form S-1/A.

GMS Capital Corp
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada
  Tel: (514) 287-0103   Fax : (514) 938-6066  E-Mail: info@managethepipe.com

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GMS CAPITAL CORP

2.
Please revise your summary compensation table to include corresponding footnote disclosure relating to the fiscal year 2007 stock award, which discloses all assumptions made in the valuation of the stock awards.  Refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.  This comment also applies to your Form 10-K for the Fiscal Year Ended December 31, 2009.

Response

We have noted your comment and will update our disclosure in both the 4th amendment of the Prospectus on Form S-1/A and the first amendment of the Annual Report for the Year Ended December 31, 2009 on Form 10-K/A to properly reflect that no stock award was issued during Fiscal Year 2007 to our President and CEO, George Metrakos.  This value was erroneously placed as a stock award, however, the amount in question related to a common stock issuance for services to a company majority-owned by George Metrakos.  At the time, the valuation for the issuance was taken as that of the offering, ie. $0.20 per share.

The common stock issuance in question was disclosed in NOTE 6 – STOCKHOLDER’S EQUITY (DEFICIT), COMMON STOCK in the notes to the audited financial statements for the years ended December 31, 2007, 2008 and 2009:

NOTE 6-                STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

As of December 31, 2009 and 2008, the Company has 125,000,000 shares of common stock authorized with a par value of $0.01

As of December 31, 2009 and 2008, the Company has 5,115,400 shares of common stock issued and outstanding.

The Company has not issued any shares in 2009 or 2008.

The Company issued 2,537,400 shares for services during 2007 valued at $253,740.

The Company issued 2,578,000 shares in 2007 as replacement shares for the original shares issued in Metratech Retail Systems, Inc. These shares were valued at $212,800.

Likewise, the common stock issuance for services was disclosed in Item 15, RECENT SALES OF UNREGISTERED SECURITIES within the Prospectus:

Item 15. Recent Sales of Unregistered Securities.

On October 1, 2007, the Company issued the following restricted stock for services related to the drafting of the Company's registration statement, such stock valued at $0.10 per share.  In all cases, the people and companies listed below were issued stock for services related to the work involved in completing the company's Registration Statement on Form S-1:

Name	Address	# of Shares of Common Stock
Metratech Business Solutions Inc.	Montreal, Canada	1,562,440
Marcel Côté	Montreal, Canada	412,480
Spiro Krallis	Montreal, Canada	412,480
Jim Johnson	Montreal, Canada	150,000

GMS Capital Corp
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada
  Tel: (514) 287-0103   Fax : (514) 938-6066  E-Mail: info@managethepipe.com

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GMS CAPITAL CORP

Form 10-K for the Fiscal Year Ended December 31, 2009

Signatures, page 24

3.
Your Form 10-K must be signed by your principal financial officer.  See General Instruction D(2)(a) to Form 10-K.  Please confirm that the officer who signed the Form 10-K on your behalf was your principal Financial officer.  In your future Filings on Form 10-K, please identify in your signature block the person signing each of the foregoing capacities.

Response

We have noted your comment and will include the signature of our Principal Financial Officer, George Metrakos on this and subsequent filings on Form 10-K.

Exhibits 31.1 and 31.2

4.
We reissue prior comment 33 from our letter dated October 28, 2009.  We note that the language in your certifications does not conform to the exact language of Item 601(B)(31) of Regulation S-K.  In this regard, you continue to refer to the Company as a “small business issuer” and you have omitted the required language under paragraph 4(b).  Please revise accordingly.

Response

We have noted your comment and will undertake to amend our exhibit 31.1 and 31.2 disclosure ensure that the required language is utilized.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the fling; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ George Metrakos
_______________________________
George Metrakos
President & CEO
GMS Capital Corp.

Tel: 514-287-0103
e-mail: gmetrakos@managethepipe.com

GMS Capital Corp
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada
  Tel: (514) 287-0103   Fax : (514) 938-6066  E-Mail: info@managethepipe.com

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